EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(In thousands)

	2016	2015	2014	2013	2012

Earnings:
Income (loss) before income tax provision	$361,365	$(126,286)	$385,662	$320,921	$265,103
Plus: fixed charges per below	97,645	69,775	70,194	80,197	57,274
Less: capitalized interest per below	-	-	-	-	-
Plus: current period amortization of interest
capitalized in prior periods	49	49	49	49	49

Total earnings	$459,059	$(56,462)	$455,905	$401,167	$322,426

Fixed charges:
Interest expense	$92,709	$64,236	$64,674	$73,579	$53,037
Capitalized interest	-	-	-	-	-
Interest portion of rent expense	4,937	5,540	5,520	6,618	4,237

Total fixed charges	$97,645	$69,776	$70,194	$80,197	$57,274

Ratio of earnings to fixed charges	4.7	(0.8)	6.5	5.0	5.6

Insufficient coverage	$-	$126,237	$-	$-	$-